551 Fifth Avenue · Suite 300
New York, NY 10176
Telephone: 212-297-9852
Facsimile: 800-689-7064
Joseph Yospe
SVP- Corporate Controller and
Chief Accounting Officer

December 29, 2009
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jessica Barberich, Assistant Chief Accountant

Re:	ABM Industries Incorporated
Form 10-K as of October 31, 2008
Filed on December 22, 2008
File No. 001-08929
Ladies and Gentlemen:
Pursuant to our letter dated December 16, 2009, relating to the above-captioned Form 10-K, this letter will advise you that we will submit our response to staff comments set forth in the staff’s letter of December 3, 2009 no later than January 19, 2010.
Very truly yours,
/s/ Joe Yospe
Joe Yospe
SVP- Corporate Controller and
Chief Accounting Officer